SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                 FINAL AMENDMENT
                 -----------------------------------------------
                     THE MEXICO EQUITY AND INCOME FUND, INC.
                  ---------------------------------------------
                                (Name of Issuer)

                     THE MEXICO EQUITY AND INCOME FUND, INC.
                  --------------------------------------------
                        (Name of Person Filing Statement)

                         COMMON STOCK ($0.001 PAR VALUE)
                  --------------------------------------------
                         (Title of Class of Securities)

                                    592834105
                  --------------------------------------------
                      (CUSIP Number of Class of Securities)

                           Alan H. Rappaport, Chairman
                      The Mexico Equity & Income Fund, Inc.
                   World Financial Center, 200 Liberty Street
                            New York, New York 10281
                                 (212) 667-5000

                                    Copy to:
                            Laurence E. Cranch, Esq.
                          Leonard B. Mackey, Jr., Esq.
                               Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 878-8000
                  --------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

                             Monday, April 13, 1999
                  --------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)
------------------------------------
Transaction Valuation:              Amount of Filing Fee:
$ 8,975,380 (a)                     $1,796 (b)
------------------------------------
(a) Calculated as the aggregate maximum purchase price to be paid for 1,182,527 shares, based upon a price of $7.59 (90% of the net asset value per share of $8.43 on April 1, 1999).
(b) Calculated as 1/50th of 1% of the Transaction Valuation. Paid with the filing of the Schedule 13E-4 on April 13, 1999.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: ___________________
     Form or Registration No.: _________________
     Filing Party: _____________________________
     Date Filed:  ______________________________

         This Final Amendment to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") of The Mexico Equity and Income Fund, Inc. (the "Fund") relates to the Fund's offer to purchase (the "Offer") up to 10% of each Shareholder's shares of common stock of the Fund, par value $0.001 per share (the "Shares") at a price per Share equal to 90% of the Fund's net asset value per share as of 5:00 p.m., New York City time, on May 14, 1999. The Statement was originally filed with the Securities and Exchange Commission on April 13, 1999. This Final Amendment amends such Statement to disclose the following information in accordance with Rule 13e-4(c)(3) of the Securities and Exchange Act of 1934, as amended, and General Instruction D of Schedule 13E-4.

         The Offer expired at 5:00 p.m. on May 14, 1999. Pursuant to the Offer, 463,179 Shares were validly tendered and accepted by the Fund for purchase at a price of $9.01 per Share, representing 90% of the Fund's net asset value per share of $10.01 on May 14, 1999. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $4,173,243.



ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS

         The following material is hereby filed as additional exhibits to the Fund's Statement on Schedule 13E-4:

(a)(7)   Text of Press Release, dated May 17, 1999.

(a)(8)   Text of Press Release, dated  May 20, 1999.



         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

The Mexico Equity and Income Fund, Inc.

By:  /s/  Alan H. Rappaport
Name:  Alan H. Rappaport
Title:  Chairman


Date:  May 25, 1999

                                  EXHIBIT INDEX

Exhibit No.                Description

(a)(1)*                    Letter to Shareholders, dated April 12, 1999

(a)(2)*                    Offer, dated April 12, 1999

(a)(3)*                    Letter of Transmittal to Holders of Common Stock

(a)(4)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)* Letter to Clients and Client Letter of Instructions to Holder of Record of Client Shares.

(a)(6)*                    Notice of Guaranteed Delivery

(a)(7)**                   Text of Press Release, dated May 17, 1999

(a)(8)**                   Text of Press Release, dated May 20, 1999
-------------------------------
*        Previously filed
**       Filed herewith
                                                                 Exhibit (a)(7)

                                                          For Immediate Release

                     THE MEXICO EQUITY AND INCOME FUND, INC.
                      ANNOUNCES COMPLETION OF TENDER OFFER


         NEW YORK, May 17, 1999 - The Mexico Equity and Income Fund, Inc. (the "Fund") today announced the expiration of a tender offer for up to 10% of each Shareholder's shares of common stock of the Fund. The offer was for cash at a price equal to 90% of the Fund's net asset value per share as determined on May 14, 1999 upon the terms and conditions set forth in the Fund's Issuer Tender Offer Statement and the related Letter of Transmittal. The deadline for participating in the offer was 5:00 p.m., New York City time, May 14, 1999. The number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.

         The Board of Directors approved the tender offer and a share repurchase program at a special meeting of the Board held on March 5, 1999. The Board indicated that it was approving these programs to address the discount to net asset value at which the Fund's shares have traded and to create value for the Fund's shareholders.

         The Fund is a closed-end management investment company that seeks high total return through capital appreciation and current income by investing primarily in equity and convertible debt securities issued by Mexican companies and debt securities of Mexican issuers. The Fund is traded on the New York Stock Exchange under the trading symbol "MXE". The Fund's U.S. Co-Adviser, Advantage Advisers, Inc., is a subsidiary of CIBC Oppenheimer Corp. Acci Worldwide, S.A. de C.V. is the Mexican Adviser to the Fund. Periodically updated information on the Fund can be obtained by calling the Fund's dedicated telephone line. Information provided includes a recorded update reviewing the Fund's top issues, net asset value, performance and other information. The Fund's toll free number is (800) 421-4777.

         ANY QUESTIONS OR REQUESTS FOR ASSISTANCE WITH RESPECT TO THE TENDER OFFER MAY BE DIRECTED TO D.F. KING & CO., INC., THE INFORMATION AGENT FOR THE OFFER, TOLL FREE AT (800) 848-2998 OR COLLECT AT (212) 269-5550.



Contacts:         Carmine E. Angone, Advantage Advisers, Inc. (212) 667-5369
                  Maureen Seaman, Advantage Advisers, Inc. (212) 667-5015

                                                                 Exhibit (a)(8)

                                                          For Immediate Release

                     THE MEXICO EQUITY AND INCOME FUND, INC.
                     ANNOUNCES FINAL RESULTS OF TENDER OFFER


         NEW YORK, May 20, 1999 - The Mexico Equity and Income Fund, Inc. (the "Fund") today announced that 463,179 shares of the Fund's common stock were validly tendered pursuant to the Fund's tender offer for up to 10% of each Shareholder's shares of common stock which terminated on May 14, 1999. The Fund had 11,825,273 shares outstanding at the commencement of the offer. The offer was for cash at a price equal to 90% of the Fund's net asset value per share as determined on May 14, 1999 upon the terms and conditions set forth in the Fund's Issuer Tender Offer Statement and the related Letter of Transmittal.

         The Fund announced that it will accept for tender validly tendered shares at a purchase price equal to $9.01 per share, representing 90% of the Fund's net asset value per share of $10.01 on May 14, 1999. Shareholders who chose to participate in the offer can expect to receive payment for shares tendered and accepted on or before May 24, 1999.

         The Board of Directors approved the tender offer and a share repurchase program at a special meeting of the Board held on March 5, 1999. The Board indicated that it was approving these programs to address the discount to net asset value at which the Fund's shares have traded and to create value for the Fund's shareholders.

         The Fund is a closed-end management investment company that seeks high total return through capital appreciation and current income by investing primarily in equity and convertible debt securities issued by Mexican companies and debt securities of Mexican issuers. The Fund is traded on the New York Stock Exchange under the trading symbol "MXE". The Fund's U.S. Co-Adviser, Advantage Advisers, Inc., is a subsidiary of CIBC World Markets Corp. Acci Worldwide, S.A. de C.V. is the Mexican Adviser to the Fund.

         Periodically updated information on the Fund can be obtained by calling the Fund's dedicated telephone line. Information provided includes a recorded update reviewing the Fund's top issues, net asset value, performance and other information. The Fund's toll free number is (800) 421-4777.

         ANY QUESTIONS OR REQUESTS FOR ASSISTANCE WITH RESPECT TO THE TENDER OFFER MAY BE DIRECTED TO D.F. KING & CO., INC., THE INFORMATION AGENT FOR THE OFFER, TOLL FREE AT (800) 848-2998 OR COLLECT AT (212) 269-5550.



Contacts:         Carmine E. Angone, Advantage Advisers, Inc. (212) 667-5369
                  Maureen Seaman, Advantage Advisers, Inc. (212) 667-5015